Exhibit 10.1

ADOPTED PURSUANT TO THE FRAMEWORK AGREEMENT

TO BE EFFECTIVE AS OF THE DISTRIBUTION DATE

AMENDED AND RESTATED CHARTER OF THE

STRATEGIC COUNCIL

Originally made on 21 December 1994, as amended and restated with effect on and from the Distribution Date and in accordance with, the agreement entitled “Framework Agreement” between Alumina Limited (formerly known as Western Mining Corporation Holdings Limited) (formerly defined as “WMC” and now defined as “Alumina”), Alcoa Corporation (formerly known as Alcoa Upstream Corporation) (formerly defined as “ACOA” and now defined as “Alcoa”) and other parties dated August 31, 2016.

DEFINITIONS

References to “WMC” for or in connection with this Charter are taken to be references to “Alumina”.

References to “ACOA” for or in connection with this Charter are taken to be references to “Alcoa”.

Unless otherwise defined herein, all capitalised terms used in this Restated Charter will have the meaning set out in Schedule 1.01 of the Restated Formation Agreement unless the context requires otherwise. In the event of inconsistency, the meaning set out in Schedule 1.01 of the Restated Formation Agreement will prevail. For the avoidance of doubt, the definitions set out in the Schedule of Definitions attached to this Restated Charter are incorporated into Schedule 1.01 of the Restated Formation Agreement with effect from the date of this Restated Charter.

AMENDMENT

The portions of this Agreement specified in Exhibit B shall be deemed to be automatically amended and revised as set forth in Exhibit B (“Exclusivity and Sole Risk Amendments”), upon and from the occurrence of a Change of Control in respect of either Alumina or Alcoa.

INTRODUCTION

Alcoa and Alumina have agreed to combine their interests in bauxite mining, alumina refining and non-metallurgical alumina operations as well as certain integrated aluminum fabricating and smelting operations to form a worldwide Enterprise. The operations of the Enterprise shall be conducted by and through the coordinated activity of several affiliated Enterprise Companies.

This Charter sets forth certain principles and policies for the management of the Enterprise Companies and for the rights and obligations of Alcoa and Alumina with regard to their respective interests in the Enterprise Companies. Alcoa and its affiliates shall have a 60% interest in the Enterprise. Alumina and its affiliates shall have a 40% interest in the Enterprise. It is the intention of Alcoa and

Alumina that their ownership interests in the Enterprise shall be 60/40 respectively and the parties shall act and exercise rights such that this 60/40 ratio will be achieved or maintained in any future acquisitions of minority interests in any Enterprise Company, joint ventures or new assets or companies.

SECTION 1.    PURPOSE

(a) Strategic Council. The Strategic Council will be the principal forum for Alcoa and Alumina to provide direction and counsel to the Enterprise Companies within the worldwide Enterprise regarding strategic and policy matters. As of August 31, 2016, the Enterprise Companies include the following entities and their respective subsidiaries:

(i)	Alcoa World Alumina LLC (USA);

(ii)	Alcoa of Australia Limited (Australia);

(iii)	Alúmina Española S.A. (Spain);

(iv)	AWA Saudi Limited (Hong Kong);

(v)	Alcoa World Alumina Brasil Ltda. (Brazil); and

(vi)	Alcoa Caribbean Alumina Holdings LLC.

Alcoa and Alumina shall direct and cause their representatives on any Enterprise Company Boards, entities or operations to carry out the direction established by and implement the decisions of the Strategic Council. This Restated Charter is not intended to create or imply the creation of any other partnership or company.

(b) Industrial Leadership. Under the general direction of and consistent with the decisions of the Strategic Council, Alcoa shall be the industrial leader of the Enterprise and Alcoa shall provide the operating management of the Enterprise and of all Enterprise Companies. If Alumina contributes any of its operations to the Enterprise it shall retain operating management thereof unless the parties otherwise agree.

(c) Other Alumina Representation. Alumina will have proportional representation on the Board of Directors of Alcoa of Australia and on the board of AWA LLC. Alumina will also have the right to proportional representation on the board of directors of any Enterprise Company.

(d) Secondment by Alumina. It is expected that Alumina will from time to time second to the Enterprise or Enterprise Companies employees whose skills or experience are necessary for the support of the operations of the Enterprise. The extent of such secondment shall be as determined by the management of each of the Enterprise Companies, subject to the review and advice of the Strategic Council. These seconded employees will be employed by the Enterprise Companies. Alcoa will advise Alumina of all available positions within the Enterprise for which Alumina has indicated it may have qualified candidates. Alcoa will determine if the Alumina candidate is the best person for the position, acknowledging Alumina’s interest in having certain of its employees gain experience in the bauxite and alumina businesses.

SECTION 2.    MEMBERSHIP OF THE STRATEGIC COUNCIL

(a) Membership. The Strategic Council will have five (5) members, three (3) appointed by Alcoa, of which one (1) will be Chairman, and two (2) by Alumina, of which one (1) will be Deputy Chairman. Members of the Strategic Council shall serve until they resign or are removed by the party that originally appointed that member to the Council. Resignation or removal shall be effected by written notice to all other members of the Council.

(b) Vacancies. Any vacancy on the Strategic Council, whether arising out of death, disability, removal, resignation, or otherwise, shall be filled by the party that had originally appointed that member to the Council.

SECTION 3.    MEETINGS

(a) Quorum. The presence, in person or by proxy, of not less than a majority of the total number of members of the Strategic Council, including at least one Alumina representative, or the presence of both the Chairman and the Deputy Chairman shall constitute a quorum for the transaction of business by the Council. If any member does not attend despite proper notice, the Chairman may reconvene the meeting in 10 days upon notice to the non-attending member. The meeting may proceed even if said member does not attend.

(b) Meetings. The Strategic Council shall meet as frequently as the Chairman, after consultation with the Deputy Chairman, deems necessary and appropriate and not less than two times per year. The Deputy Chairman may request a meeting and the Chairman must call a meeting within 3 months of the request or within two weeks, if the Deputy Chairman declares that a serious situation exists. In the case of any such declaration, the notice provisions of Section 3(c) are waived for such meeting. Meetings may be held by telephone or videoconferencing.

(c) Notice. At least fifteen (15) days prior to the date of each meeting of the Strategic Council, the Chairman of the Council shall send each member a notice of such meeting, the location, an agenda, and all necessary documentation. A written waiver of notice signed by a majority of the members of the Council including at least one Alumina member, whether before or after the time of the meeting, shall be deemed equivalent to such notice. Items not on the agenda cannot be decided at a Strategic Council meeting without the unanimous consent of the Chairman and Deputy Chairman. Attendance by a member of the Council at a meeting shall also constitute waiver of notice of such meeting by that Member.

(d) Advisors and Other Committees. From time to time as they deem necessary, the Strategic Council may request the assistance and advice of experts and advisors from Alcoa or Alumina. Such experts or advisors may attend the meetings of the Strategic Council, as appropriate. Employee advisors of either member may attend the Strategic Council meetings. Non-employee advisors of either member may attend Strategic Council meetings at the discretion of the Chairman. Prior notice by the member planning to bring non-employee advisors, including the advisor’s identity and role, must be given to the Chairman. While the Strategic Council will principally look to the operating management of the Enterprise Companies for information about the businesses of the Enterprise, the Strategic Council, if either the Chairman or Deputy Chairman so request, shall also from time to time form advisory committees of representatives of both Alcoa and Alumina as required to assist the Strategic Council and its members with the activities of the Enterprise and so that Alumina may make an appropriately informed contribution to the proceedings of the Strategic Council. The scope of the responsibilities and activities vested in such committees shall be established by the Strategic Council.

(e) Minutes. Minutes of the meetings of the Strategic Council shall be prepared and circulated to each member of the Council within thirty (30) days after each meeting.

SECTION 4.    VOTING

(a) Decisions Requiring a Super-Majority Vote. The following matters shall be decided by the vote of 80% of the members appointed to the Strategic Council:

(i) Change of Scope of the Enterprise.

(ii) Change in the dividend policy.

(iii) Equity requests on behalf of the Enterprise totalling in any one year more than US$1 billion.

(iv) Sale of all or a majority of the assets of the Enterprise or the Enterprise Companies taken as a whole (such assets to be valued for this purpose at the Enterprise book value).

(v) Loans to Alcoa or an Affiliate or Alumina or an Affiliate by any of the Enterprise Companies, subject to the relevant provisions of Sections 8 and 9 below.

(vi) Any Expansions, acquisitions, divestitures, closures or curtailments of the operations of the Enterprise which are likely to result in a change in production:

1. in excess of 2 million tonnes per annum of bauxite for any Enterprise Mine; or

2. 0.5 million tonnes per annum of alumina for any Enterprise Refinery,

or which have a sale price, acquisition price, or project total capital cost of US$50 million or greater for any one transaction or US$50 million in aggregate for a series of related transactions.

In relation to curtailments of operations of the Enterprise or the closure of any Enterprise Mine or Enterprise Refinery, this 80% voting threshold:

1. only applies to a full curtailment of the production from Enterprise operations or an Enterprise Mine or Enterprise Refinery production; and

2. does not apply with respect to an Enterprise operation, Enterprise Mine or Enterprise Refinery that has had losses in the two consecutive quarters immediately preceding such curtailment or closure (calculated on the basis of Cash Flow from Operating Activities).

(vii) Without affecting any other existing rights at law, and in particular without prejudice to any related party transaction laws, for any Enterprise Company to enter into any related-party transaction with a total value of $50 million or greater; provided, however, that the requirements of this Section 4 shall not apply with respect to (w) any transactions solely between Enterprise Companies, (x) any transaction which is otherwise approved under, or is taken in accordance with an agreement or arrangement previously approved (and still operative) pursuant to, this Section 4, (y) any offtake or supply agreement the pricing methodology of which is the same as that set forth in the Alumina Limited AWAC Offtake Agreements (as amended from time to time) and that complies with all applicable requirements of Section 5(a)(iii) or (z) any Sole Risk Project or any Sole Risk Project Management Agreement that is entered into pursuant to Exhibit C of this Restated Charter;

(viii) For any Enterprise Company to enter into any financial derivatives, hedges or swaps, including, but not limited to, any currency, interest rate or commodity price loss protection mechanism.

(ix) Any decision by an Enterprise Company to file for insolvency (or similar) status, protection or proceedings (including any filing for, or making any resolution in respect of liquidation, administration, receivership, reorganisation or other similar arrangement).

(x) A decision to amend, update or replace any pricing formula set out in the Alumina Limited AWAC Offtake Agreements (as amended from time to time) or any method or formula for pricing for any other supply of bauxite or alumina from the Enterprise to Alcoa or Alumina (or any Affiliate of Alcoa or Affiliate of Alumina).

All other decisions of the Strategic Council will be decided by majority vote.

SECTION 5.    SCOPE

Within the Scope of the Enterprise as defined in this Section, Alcoa and Alumina agree to operate to avoid commercial conflict among Alcoa, Alumina and the Enterprise. To accomplish this, Alcoa agrees that the Enterprise shall be the exclusive vehicle for its investments, operations or participation in the Bauxite and Alumina business (as specifically defined below in Sections 5(a)(i) and (b) respectively) included within the Scope of the Enterprise except as noted for the activities of Alcoa Aluminio SA and

Alcoa shall not compete with the Enterprise in those businesses. Alumina agrees that the Enterprise shall be the exclusive vehicle for its investments, operations or participation in the Bauxite and Alumina business (as specifically defined below in Section 5(a)(i)) and Alumina shall not compete with the Enterprise in those businesses. Alumina agrees that it will not compete with the businesses of the Integrated Operations of the Enterprise (as defined below but excluding necessary and ancillary activities) and acknowledges that Alcoa has non-Enterprise facilities in these businesses which Alcoa will operate and manage independently of the Enterprise. For purposes of this Section 5 references to Alcoa and Alumina shall respectively include any Affiliate of Alcoa or Affiliate of Alumina. The Scope of the Enterprise shall be:

(a) Bauxite and Alumina.

(i) The Enterprise shall be involved in the worldwide exploration, searching and prospecting for, and the mining of bauxite and any other minerals and/or ores from which alumina or aluminum can or may be commercially produced. The Enterprise shall also engage in the refining and other processing of these minerals and/or ores into alumina.

(ii) The Enterprise may also engage in the exploitation and development of minerals discovered in the course of bauxite mining at Enterprise facilities, however, these minerals shall not be considered to be within the definition of the Bauxite and Alumina business unless the Members unanimously agree. The Enterprise will engage in any necessary or ancillary activity that the majority of the Members of the Strategic Council determine may be carried on with the above described activities. Alcoa Aluminio shall continue to produce alumina for the Brazilian market including for Alcoa Aluminio’s own smelting needs.

(iii) The Enterprise shall be responsible for selling alumina and bauxite to Alcoa at arm’s length prices and terms, as well as to third parties, provided that Alcoa and Alumina shall also have certain entitlements described in the remainder of this Section 5(a)(iii) that come into effect only upon election by Alumina after a Change of Control in respect of Alumina has occurred. In the event of such election by Alumina, Alcoa and Alumina shall cooperate to ensure that their activities following Alumina’s election may be conducted in compliance with applicable law, including relevant competition laws.

Alcoa and Alumina (or any Acquirer of Alcoa or Alumina) shall be entitled to purchase from the Enterprise, on an evergreen basis, alumina and bauxite on market based terms and conditions, and otherwise on the terms and conditions, and subject to the limitations, set forth in the Umbrella Offtake Agreement.

Sales of products to Alcoa and Alumina shall be made pursuant to the terms of any offtake agreements entered into between either Alcoa or Alumina and the Enterprise (or any Enterprise Company) that may exist from time to time.

(iv) The parties have agreed to a sole risk regime as provided in Exhibit C that comes into effect only after a Change of Control in respect of Alumina or Alcoa. Alcoa and Alumina shall cooperate to ensure that the sole risk regime may be conducted in compliance with applicable law, including relevant competition laws.

(b) Non-Metallurgical Alumina. The Enterprise shall be involved in the research and development, production marketing and sale of certain non-metallurgical alumina products.

(c) Integrated Operations. The Enterprise shall also own and operate certain primary aluminum smelting facilities that existed as of the formation of the Enterprise and are run as part of an integrated operation at certain of the locations included within the Enterprise. The Enterprise will engage in any necessary or ancillary activity that the majority of the Members of the Strategic Council determine may be carried on with the above described activities. These operations and any future expansions thereof will be included within the Scope of the Enterprise at existing Enterprise locations only. The Enterprise shall also be responsible for selling aluminum to ACOA or its Affiliates at arm’s length prices as well as to third parties.

(d) Shipping. The Enterprise shall also operate a shipping line, the main function of which is to support the operations of the Enterprise. The shipping line shall carry bauxite, alumina, raw materials and other goods used in the alumina refining process, production and sale of industrial chemicals and other goods and materials for the Enterprise. The Enterprise will engage in any necessary or ancillary activity that the majority of the Members of the Strategic Council determine may be carried on with the above described activities. The shipping line, however, may carry goods and materials for other parties.

(e) Coordination with Alcoa. As the industrial leader of the Enterprise, Alcoa shall act in a manner that is fair and reasonable to the Enterprise and to Alumina and to Alcoa in managing the related activities of Alcoa within the Enterprise with those outside the Enterprise. The operations of the primary metals facility of the Enterprise will be closely coordinated with the primary metals business of Alcoa. Alcoa will provide necessary services to the Enterprise pursuant to the terms of a master services agreement. Alcoa shall ensure that any dealings between the Enterprise and Alcoa shall be conducted on an arm’s length basis.

SECTION 6.    NEW BUSINESSES

It is acknowledged that Alumina and Alcoa may from time to time pursue business opportunities outside the Bauxite and Alumina businesses. If Alumina or Alcoa acquires any businesses which include as a secondary line of business the Bauxite and Alumina business as specifically defined above in Section 5(a)(i), Alumina or Alcoa shall offer this new Bauxite and Alumina business to the Enterprise at the cost of acquisition or, if this business was not separately valued at the time of acquisition by Alumina or Alcoa, a value based on an independent appraisal of the business. If all of the Enterprise Companies and the Strategic Council elect not to accept the offer, Alumina or Alcoa shall divest itself of the secondary

Bauxite and Alumina business to a non-Affiliate. Alumina or Alcoa shall not independently pursue any opportunities whose principal line of business is the Bauxite and Alumina business as specifically defined above in Section 5(a)(i). Competition between Alumina and the Enterprise shall not prevent Alumina, Alcoa and the Enterprise from exploring and utilizing any synergies that may exist as between any competing operations or products. These synergies may include:

1) Different ownership interests in the new opportunity or

2) Supply, processing, distribution or other marketing arrangements with the Enterprise.

For purposes of this Section 6 references to Alcoa and Alumina shall respectively include any Affiliate of Alcoa or Affiliate of Alumina.

SECTION 7.    ENTERPRISE COMPANY INFORMATION

(a) Alumina shall have access during normal business hours, upon reasonable advance notice (with the intention that the Enterprise will provide access within 28 days of receiving such notice), to all information produced or held by the Enterprise, including all information produced or held by any Enterprise Company and all information produced or held by Alcoa or Affiliates of Alcoa acting in the capacity of Manager of the Enterprise and any Enterprise Company. Such information will be produced and held jointly on behalf of the Enterprise and each of Alumina and Alcoa, and will be freely available to each of them subject to and in accordance with these terms. Such information rights are without prejudice to, and in no way limit the parties’ respective rights to access information regarding any Enterprise Company under any Enterprise agreement or at law (“General Information Rights”). For the avoidance of doubt, this Section 7 does not apply to any information relating to any businesses or interests held by either Alcoa or Alumina that are not part of the Enterprise.

(b) Alumina will have reasonable access to the head of each Business Unit within the Enterprise through the Alumina Strategic Council members and other nominated Alumina representatives.

(c) Notwithstanding anything to the contrary in this Section 7, Alcoa, its Affiliates and the Enterprise Companies shall not be required to (i) violate any legal requirements (including with respect to employee data privacy laws) or any obligation of confidentiality to any third parties, or (ii) provide access to or disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party. Any access to or provision of information pursuant to this Section 7 shall be conducted in such a manner as not to interfere unreasonably with the operation of the Enterprise or any Enterprise Company; provided that this sentence shall not derogate from the rights to information set out in this Section 7.

(d) In addition, notwithstanding anything to the contrary in this Section 7, with respect to a request by Alumina that relates to any Enterprise customer sales contract (“Customer Contracts”), (i) Alumina’s access right shall be limited to two employees of Alumina who shall be nominated by

Alumina, (ii) such Customer Contracts shall be kept strictly confidential and may not be disclosed by them to other personnel or representatives of Alumina except for the purposes of enforcing legal rights of the Enterprise or obtaining legal advice in connection with such enforcement, and Alcoa or an Enterprise Company may require such employees to sign customary and appropriate confidentiality undertakings, (iii) Alcoa or any Enterprise Company may provide access to Customer Contracts by means of an electronic data room or other protocol designed to preserve confidentiality, (iv) upon the occurrence of a Change of Control with respect to Alumina, all rights of Alumina or any of its nominated employees to access or receive Customer Contracts shall terminate, and they shall return or destroy any Customer Contracts previously provided to them, and (v) in the event that Customer Contracts cannot be disclosed due to an obligation of confidentiality to any third parties, the applicable Enterprise Company will use its commercially reasonable efforts to seek a waiver of such confidentiality obligations or to otherwise permit such disclosure.

(e) Alcoa shall adopt reasonable protocols to ensure that only those Alcoa employees that are engaged in the day-to-day operations and management of the Enterprise will be entitled to receive Customer Contracts and only to the extent that is reasonably necessary for the management and operation of AWAC.

(f) Prior to providing access to any information under this Section 7, but without in any way restricting any General Information Rights, the Enterprise may require Alcoa and/or Alumina to provide a customary and appropriate undertaking containing confidentiality and use restrictions consistent with this Section 7 and allowing (x) use of such information in connection with its investment in the Enterprise and the operation of the Enterprise’s business and (y) disclosure to the extent required by law. Alcoa and Alumina shall take reasonable measures to ensure that their access to Enterprise information is consistent with applicable laws, including competition laws.

(g) Alumina will also receive prompt notice of events known to Alcoa which may affect the earnings or dividends of the Enterprise Companies or which may lead to a significant change in the amount of leveraging within the Enterprise.

(h) The various Enterprise Companies will prepare annual operating plans and capital budgets (or follow any other planning/budgeting process that may be used by Alcoa from time to time). Alcoa will keep Alumina informed of the progress in formulating such plans and budgets and will specifically advise Alumina if the consolidated effect of these plans and budgets appears likely to require any equity call from Alumina in the year for which the plans and budgets are being prepared. The operating plans and capital budgets will be approved by the Members or Boards (as appropriate) of the various Enterprise Companies.

(i) Any individual Request for Authorization for more than US$10 million shall be sent for information to the members of the Strategic Council at the same time it is submitted to Alcoa corporate management.

(j) In the event of a proposed Change of Control of Alumina or Alcoa, the other party agrees to provide commercially reasonable cooperation, at the expense of the party undergoing the Change of Control, with respect to (i) filings and notifications with any governmental authority that reasonably may be necessary, proper or advisable under the relevant competition laws to consummate and make effective the proposed acquisition; and (ii) supplying any additional information and documentary material that may be requested by any governmental authority under applicable law (provided, however, that neither party shall be required to supply non-Enterprise information or documentary material).

SECTION 8.    EQUITY CALLS

(a) Equity Calls. The cash flow of the Enterprise and borrowings shall be the preferred source of funding for the needs of the Enterprise. Should the aggregate annual capital budget of the Enterprise require an equity contribution from Alcoa and Alumina, an equity call can only be made upon 30 days’ notice and, if appropriate, a payment schedule shall be included. Subject to any duties at law or in equity to which a director may be bound, Alcoa and Alumina must procure that their representatives on the Board of the relevant Enterprise Company resolve to give effect to any equity call made under this section. The following limits apply to equity calls:

(i) With respect to amounts up to $500 million in annual equity requested to be contributed in total by Alcoa and Alumina to the Enterprise (including amounts requested pursuant to subsections (ii) and (iii) below), each party shall contribute its proportionate share based on its current ownership in the Enterprise. Each party is required to make its proportional equity contribution for amounts up to $500 million of the equity requested regardless of the arrangements with respect to any further capital requirements of the Enterprise. If either party does not contribute all or part of its proportionate share, then the other party may contribute its own share and the share of the non-contributing party not contributed and, if it does so, the non-contributing party will thereby be diluted on the basis of the formula attached as Exhibit A. The dilution shall be proportional among all the Enterprise Companies.

(ii) With respect to amounts in excess of $500 million but less than $1 billion in annual equity requested to be contributed in total by Alcoa and Alumina to the Enterprise, each party shall declare within thirty days of when the equity request is made if it has the ability to fund its share of the request and if so each party shall contribute its proportionate share based on its current ownership in the Enterprise. Should Alumina be unable to contribute the full amount of the equity in the year required, the parties will work together, to find alternative interim external financing arrangements reasonably acceptable to Alumina for the Enterprise or for Alumina. If alternative external financing is not acceptable to Alumina, Alumina may choose to be diluted or Alcoa may fund the Alumina proportionate share in U.S. dollars and this contribution shall be deemed to be an unsecured loan by Alcoa to Alumina. If Alumina issues an encumbrance or encumbrances over substantially all of its assets (other than the Enterprise Assets) to a third party creditor, it shall, to secure any loan from Alcoa under this section, grant to Alcoa, subject to any necessary consents (and notwithstanding Section 9(c)), a like encumbrance over its interest in the Enterprise. Alumina shall repay the amount contributed on its behalf plus interest in a period not to exceed one (1) year. The interest rate applied to this amount shall equal the then current one year T-bill rate plus a margin reflecting market spreads for companies having the same credit rating as Alumina as well as commercial underwriting and commitment fees to the extent that such fees are incurred by Alcoa as a result of Alcoa funding Alumina’s proportionate share of the equity call under this paragraph. If either party does not contribute all or part of its proportionate share pursuant to such alternative financing arrangements or if the Alcoa loan is not repaid, the other party may contribute its own share and the share of the non-contributing party not contributed and if it does the non-contributing party shall be diluted in the amount of its unmet share of the equity call in accordance with the formula set forth on Exhibit A, provided, however, if Alcoa does not fund Alumina’s proportionate share when the other conditions above have been met, Alumina will not be diluted in the amount of its unmet share of the equity call.

(iii) With respect to amounts in excess of $1 billion in annual equity requested to be contributed in total by Alcoa and Alumina to the Enterprise and approved pursuant to Section 4(a)(iii) above, each party shall contribute its proportionate share, however, the parties will work together, should Alumina be unable to contribute the full amount of the equity in the year required, to find alternative financing arrangements reasonably acceptable to Alumina for the Enterprise or Alumina. If Alumina does not contribute the balance of its full proportionate share, Alcoa may make, and shall be compensated for, all or part of the remaining contribution in Alumina’s place; however, Alumina shall not be diluted to the extent of Alcoa’s contribution to the capital requirements in excess of US$1 billion. If Alcoa elects to proceed, Alcoa shall review with Alumina the mechanism to compensate Alcoa for its excess contribution, which may include, but is not limited to, a disproportionate allocation of the return associated with the excess contribution.

SECTION 9.    LEVERAGING POLICY.

(a) Procuring of Debt funding. Alcoa must procure that long term Debt funding is provided to the Enterprise Companies by appropriate external lenders on an ongoing basis for the purposes of Enterprise Growth Projects (whether or not those Enterprise Growth Projects are related to the Enterprise Company that receives such long-term Debt funding) within 12 months following the first time after the Distribution Date that obtaining such Debt becomes permissible under the Revolving Facility, so that:

(i) the aggregate Debt of the Enterprise Companies taken as a whole is the Target Enterprise Debt Level; and

(ii) the aggregate Debt of the Enterprise Companies taken as a whole is maintained at the Target Enterprise Debt Level thereafter,

provided that, if Alcoa’s credit rating would reasonably be expected to be downgraded by Moody’s and/or Standard & Poors due to the level of Debt raised or maintained pursuant to this Section 9(a), the aggregate Debt of the Enterprise Companies must not exceed the level of Debt that is consistent with avoiding such downgrade.

(b) Debt limit. Notwithstanding Section 9(a), Alcoa and Alumina agree that the Enterprise Companies will maintain a limit of Debt (net of cash) in the aggregate equalling 30% of total capital where total capital is defined as the sum of Debt (net of cash) plus any minority interest plus shareholder equity.

(c) Enterprise cash management procedures. Alcoa and Alumina agree that:

(i) subject to Sections 4(v) and 9(c)(iii), each Enterprise Company may not lend to either Alcoa or Alumina, including any Affiliate of Alcoa or Affiliate of Alumina;

(ii) each Enterprise Company may not deposit money with Alcoa for cash management purposes; and

(iii) notwithstanding Section 4(a)(v) and 9(c)(i), an Enterprise Company may grant a loan to another Enterprise Company, by using:

(A)	Debt to fund the loan, provided that any such loan is only provided to fund any Enterprise Growth Project; or

(B)	its Cash Available for Loans to fund the loan, provided that any such loan (1) is only provided for the purposes of meeting the working capital needs of that Enterprise Company and (2) has a term of no longer than six months.

(iv) subject to Sections 4(v) and 9 and unless otherwise agreed, loans to either Alcoa or Alumina by the Enterprise will bear interest at LIBOR plus a margin reflecting market spread for similar credit ratings as well as commercial underwriting and commitment fees.

SECTION 10.    DISTRIBUTION POLICY.

Alcoa and Alumina agree that each Enterprise Company must, by the 20th day of the month immediately following the relevant Calculation Date, make a Distribution of:

(a) 50% of the net income, if positive, of such Enterprise Company in respect of the Quarter ending on or about the relevant Calculation Date as determined in accordance with United States generally accepted accounting principles; and

(b) the Available Cash in respect of such Enterprise Company.

SECTION 11.    DISPUTE RESOLUTION.

(a) Designated Senior Executive. All disputes, differences, controversies or claims between any of the parties and related to the Enterprise, if unable to be resolved, shall be referred by either party for resolution by written notice addressed to a senior executive officer of Alcoa and Alumina designated for such purpose from time to time by the Chief Executive Officers of Alcoa and Alumina, respectively. The designated officers shall meet and discuss the matter during a period of not more than 14 days from the date of receipt of such written notice.

(b) Chief Executive Officers. If the designated officers of Alcoa and Alumina cannot reach an agreement resolving the dispute within the 14 days of the receipt of such written notice, either party may refer the dispute for resolution by further written notice addressed to the Chief Executive Officers of Alcoa and Alumina. The Chief Executive Officers shall meet and discuss the matter during a period of not more than 21 days from the date of receipt of such further written notice.

(c) Final Resolution. If the Chief Executive Officers of Alcoa and Alumina are unable to resolve the dispute by unanimous consent within 21 days of receipt of such further written notice, each party may seek all remedies available to it at law and equity.

SECTION 12.    TRANSFER OF INTERESTS.

(a) Proportionate Reduction. Any increase or decrease by Alcoa or Alumina in their respective ownership share in the Enterprise, unless otherwise agreed, must be proportionate among all the Enterprise Companies except in the circumstance where governmental action results in an involuntary divestiture in which event the parties will consult about appropriate responses to such action.

(b) Alcoa Transfers. Alcoa may reduce its proportionate ownership share in the affiliated companies in the Enterprise from 60% to 51% at its election. If the proposed buyer is a passive investor who will not have representation on the Strategic Council nor any of the boards of the affiliated companies, Alumina’s consent to the sale is not required. A passive investor shall receive business information about the Enterprise only to the extent required by the law governing each of the affiliated companies, as reflected in its individual governance document, plus additional information as is believed reasonable and appropriate (including under any competition law) by Alcoa as being appropriate for the particular investor and consented to by Alumina, which consent shall not be unreasonably withheld. If the proposed buyer is an active investor who is intended by Alcoa to have representation on any of the boards of the affiliated companies or the Strategic Council, Alcoa must obtain the consent of Alumina to the sale, which consent shall not be unreasonably withheld.

(c) Non-seller’s Rights. Each of the governance documents for the Enterprise Companies includes provisions regarding a first option in respect of the transfer of interests, subject to Section 12(b) above, addressing; the transferability of interests, maximization of market value of the interest for sale, ensuring a fair chance for the non-selling party to purchase the interest for sale and concerns of the non-selling party regarding the identity of potential buyers (e.g., direct competitors).

SECTION 13.    GENERAL

Applicable Law. This Restated Charter shall be construed and enforced in accordance with the laws of the State of Delaware, without regard to its conflicts of laws doctrine.

ORIGINALLY EXECUTED THIS 21st DAY OF December, 1994.

THIS AMENDED AND RESTATED DOCUMENT IS ADOPTED PURSUANT TO THE FRAMEWORK AGREEMENT AND IS TO BE EXECUTED AND EFFECTIVE UPON THE DISTRIBUTION DATE.

ALCOA INC.	ALUMINA LIMITED

Exhibit A

Dilution Formula

Dilution shall be calculated proportionately among all Enterprise Companies on the basis of the value of the Enterprise Companies before and after the equity call. The formula for determining the extent of dilution shall be as follows:

Alcoa share of the new equity = {(A x Z) + (P x Y)} ÷ M

Alumina share of the new equity = {(B x Z) + (Q x Y)} ÷ M

where:

Y	= Amount of Equity call actually paid

P	= Alcoa’s share of the Equity call actually paid expressed as a percentage of Y

Q	= Alumina’s share of the Equity call actually paid expressed as a percentage of Y

Z	= Fair Market Value of the Enterprise, pre-dilution (as defined below)

M	= New value of the Enterprise, giving effect to the equity call which equals (Y + Z)

A	= Alcoa’s pre-dilution interest expressed as a percentage

B	= Alumina’s pre-dilution interest expressed as a percentage

The “Fair Market Value” of the Enterprise Companies, pre-dilution, will be the fair market value of the Enterprise Companies as agreed by the parties at the time of dilution. If the parties cannot agree upon a fair market value, the parties will mutually select an independent expert to establish a pre-dilution fair market value. The expert’s determination of fair market value of the Enterprise Companies shall be final. The parties acknowledge that while the above formula reflects the intent of the parties if dilution is required, the actual mechanisms chosen to effect the dilution may vary among the Enterprise Companies depending upon their particular circumstances.

A-1

Exhibit B

Exclusivity and Sole Risk Amendments

(1)	Amendments to “Introduction”

The section of the Charter headed “Introduction” is taken to be replaced with a new Introduction as follows:

‘INTRODUCTION.

Alcoa and Alumina have agreed to combine their interests in certain bauxite mining, alumina refining and non-metallurgical alumina operations as well as certain integrated aluminum fabricating and smelting operations to form a worldwide Enterprise. The operations of the Enterprise shall be conducted by and through the coordinated activity of several affiliated Enterprise Companies.

This Charter sets forth certain principles and policies for the management of the Enterprise Companies and for the rights and obligations of Alcoa and Alumina with regard to their respective interests in the Enterprise Companies. Alcoa and its affiliates shall have a 60% interest in the Enterprise. Alumina and its affiliates shall have a 40% interest in the Enterprise. It is the intention of Alcoa and Alumina that their ownership interests in the Enterprise shall be 60/40 respectively and the parties shall act and exercise rights such that this 60/40 ratio will be achieved or maintained in respect of the businesses, operations, ventures, facilities, assets, mines or refineries that are within the scope of the Enterprise, but excluding any Sole Risk Project.

(2)	Amendments to section 1 (“Purpose”)

Clause (a) of the section of the Charter headed Section 1 “Purpose” is taken to be replaced with a new section 1(a) as follows:

‘(a) Strategic Council. The Strategic Council will be the principal forum for Alcoa and Alumina to provide direction and counsel to the Enterprise Companies within the worldwide Enterprise regarding strategic and policy matters. As of August 31, 2016, the Enterprise Companies include the following entities and their respective subsidiaries:

(i)	Alcoa World Alumina LLC (USA);

(ii)	Alcoa of Australia Limited (Australia);

(iii)	Alúmina Española S.A. (Spain);

(iv)	AWA Saudi Limited (Hong Kong);

(v)	Alcoa World Alumina Brasil Ltda. (Brazil); and

(vi)	Alcoa Caribbean Alumina Holdings LLC.

Alcoa and Alumina shall direct and cause their representatives on any Enterprise Company Boards, entities or operations to carry out the direction established by and implement the decisions of the Strategic Council or, in the case of a Sole Risk Project, the entity conducting the Sole Risk Project as elected under clause 3.2 of Exhibit C. This Restated Charter is not intended to create or imply the creation of any other partnership or company.’

Clause (b) of the section of the Charter headed Section 1 “Purpose” is taken to be replaced with a new section 1(b) as follows:

‘(b) Industrial Leadership. Under the general direction of and consistent with the decisions of the Strategic Council, Alcoa shall be the industrial leader of the Enterprise and Alcoa shall provide the operating management of the Enterprise and of all Enterprise Companies, except with respect to (i) the consumption and marketing of outputs to which Alumina has then-effective offtake and marketing rights under the Alumina Limited AWAC Offtake Agreements or the governing documents of the Enterprise and (ii) Sole Risk Projects subject to Exhibit C of this Restated Charter. If Alumina contributes any of its operations to the Enterprise it shall retain operating management thereof unless the parties otherwise agree.’

(3)	Amendments to section 5 (“Scope”)

The preamble of the section of the Charter headed Section 5 “Scope” is taken to be replaced with a new preamble to section 5 as follows:

‘Alcoa and Alumina agree that, notwithstanding anything to the contrary in Section 5, the Enterprise is no longer the exclusive vehicle for their respective investments, operations or participation in any business, operations, ventures, facilities, assets, mines or refineries within the bauxite and alumina industry or business or any other industry or business. To the extent permissible under applicable competition laws, each of Alcoa and Alumina may compete with any business, operation, venture, facility, mine or refinery of the Enterprise or in which the Enterprise has an interest.’

In addition, for the avoidance of doubt, the references in Sections 5(a)(iii) and 5(a)(iv) to a Change of Control are inclusive of the Change of Control that causes these amendments to Section 5 to take effect.

(4)	Amendments to section 6 (“New Businesses”)

The section of the Charter headed Section 6 “New Businesses” is taken to be replaced with a new section 6 as follows:

‘SECTION 6:    RIGHTS OF FIRST OFFER (over proposed non-Enterprise projects)

If Alumina or Alcoa (or an Acquirer of Alcoa or Alumina) intend to proceed with a new bauxite or alumina project (excluding any Expansion Project or New Project (in each case as defined in clause 2 of Exhibit C) or any other project within the Enterprise), Alcoa or Alumina (as applicable) must first grant the other party a right of first offer to participate in such project on terms proposed by the proposing party. If such other party wishes to participate in the project and the terms for participation are agreed within 180 days of the proposing party giving notice of its proposed terms for participation, the project shall be conducted and operated by the Enterprise and the relevant interests in the project will be held within the Enterprise by an Enterprise Company. If the other party does not wish to participate, or the terms for participation cannot be agreed within 180 days of the proposing party giving notice of its proposed terms for participation, the proposing party is free to proceed with the project outside the Enterprise. This right of first offer shall not apply to any assets or projects which are in existence or under construction or which have existing capital commitments as at the date of Alcoa or Alumina’s Change of Control and which are not held within the Enterprise on terms determined by it (in its absolute direction). Alcoa or Alumina or an Acquirer of Alcoa or Alumina (as applicable) are permitted to continue to hold and operate any such assets or projects outside the Enterprise. For the avoidance of doubt, this section 6 does not apply in relation to any Sole Risk Project.

(5)	Amendments to section 8 (“Equity Calls”)

The introduction to clause (a) of the section of the Charter headed Section 8 “Equity Calls” is taken to be replaced with a new introduction to section 8(a) as follows:

‘(a) Equity Calls. The cash flow of the Enterprise and borrowings shall be the preferred source of funding for the needs of the Enterprise (excluding the needs of any Sole Risk Projects, which will be funded in accordance with the sole risk regime set out at Exhibit C). Should the aggregate annual capital budget of the Enterprise require an equity contribution from Alcoa and Alumina, the Strategic Council may only make an equity call upon 30 days’ notice and, if appropriate, a payment schedule shall be included. In the case of Sole Risk Projects that are being conducted by an Enterprise Company in accordance with clause 3.4 of Exhibit C, equity calls with respect to that Sole Risk Project must be made in accordance with clause 3.4 of Exhibit C. Subject to any duties at law or in equity to which a director may be bound, Alcoa and Alumina must procure that their representatives on the Board of the relevant Enterprise Company resolve to give effect to any equity call made under this section. The following limits apply to equity calls:’

Exhibit C

Sole Risk Regime

1.	Definitions

Capitalised terms have the meaning given in the Schedule of Definitions (Restated) unless defined below.

Affiliate means, with respect to any entity, any other entity controlling, controlled by, or under common control with such first entity, provided that for the purposes of this definition, “control” of an entity shall mean the ownership of 50% or more of the voting securities of such entity (and “controlled” and “controlling” shall have correlative meanings).

Enterprise Project means a project undertaken within the Enterprise and includes normal operations.

Enterprise Facilities means the operational facilities of an Enterprise Company, including but not limited to mining and refinery infrastructure, and including any related services required to be provided by the relevant Enterprise Company to operate those facilities and any services to support and facilitate the development, construction and operation of the Sole Risk Project.

Expansion Project means a project of a type within the scope of the Enterprise undertaken within the Enterprise involving the expansion of an existing Enterprise operation, facility or venture, including any mine or refinery.

New Project means a project of a type within the scope of the Enterprise undertaken within the Enterprise involving the development of a new mine, refinery or other operation or facility on Enterprise land, tenements or otherwise within Enterprise concession rights.

Non-Proposing Party has the meaning given in clause 2.2.

Proposing Party has the meaning given in clause 2.1.

Relevant Existing Project means any Enterprise Project or another Sole Risk Project, which at the relevant time:

(a)	is in existence;

(b)	is approved to be undertaken within the Enterprise (in the case of an Enterprise Project); or

(c)	a Proposing Party has proposed under clause 2.1 and has not declined, under clause 2.2, to conduct (in the case of another Sole Risk Project).

Sole Risk Project has the meaning given in clause 2.1.

Sole Risk Project Management Agreement has the meaning given in clause 2.2(d).

2.	Sole risk

2.1	Proposal for an Expansion Project or New Project

If Alcoa or Alumina or any of their respective Affiliates wish to develop, construct, operate or otherwise implement an Expansion Project or New Project, it (“Proposing Party”) may by written notice propose that the relevant Enterprise Company implement, or participate in, the Expansion Project or New Project (as applicable), in which case the Proposing Party must provide such detail in relation to the Expansion Project or New Project as is reasonably necessary to enable the other party (“Non-Proposing Party”) to assess the merits of the project.

2.2	Sole Risk Project

If:

(a)	the proposed Expansion Project or New Project has not been approved by the Non-Proposing Party within 180 days of written notice of the proposal being given under clause 2.1; and

(b)	the proposed Expansion Project or New Project does not materially interfere with any Relevant Existing Project,

the Proposing Party (“Proposing Party”) may, by giving written notice to the other party (“Non-Proposing Party”), elect to conduct the proposed Expansion Project or New Project (as applicable) as a sole risk project, in which case the Proposing Party:

(c)	in the case of a New Project, where it is feasible, shall conduct the project itself or through a nominated subsidiary (including, in either case without limitation, by the appointment of a manager); or

(d)	in the case of an Expansion Project relating to an Enterprise Refinery, shall enter into an agreement with the relevant Enterprise Company to conduct the project under the direction of the Proposing Party (a “Sole Risk Project Management Agreement”); or

(e)	in all other cases, may elect to:

(i)	conduct the project itself or through a nominated subsidiary (including, in either case without limitation, by the appointment of a manager); or

(ii)	enter into a Sole Risk Project Management Agreement with the relevant Enterprise Company.

(each a “Sole Risk Project”).

(f)	Subject to paragraph (g), the construction and operation of all Sole Risk Projects must comply with all applicable law and the standards adopted by the relevant Enterprise Company in place immediately prior to commencement of construction or operation of the Sole Risk Project. Where there are changes to those standards after commencement of the operations of such Sole Risk Project, these standards will be adopted for conduct of the Sole Risk Project to that same extent.

(g)	Where a Sole Risk Project is not the subject of a Sole Risk Project Management Agreement, and is functionally and operationally separate from the Enterprise Facilities, the Proposing Party may seek the approval of the relevant Enterprise Company to apply a standard (other than the standard adopted by the relevant Enterprise Company) that is a reasonably acceptable industry standard, such approval not to be unreasonably withheld.

2.3	Conduct of Sole Risk Project operated by Proposing Party or nominated Affiliate

(a)	If the Sole Risk Project is conducted in accordance with clause 2.2(c) or clause 2.2(e)(i), the Proposing Party or its nominated Affiliate will develop, operate and manage the Sole Risk Project independently of the Enterprise’s operations in accordance with this clause 2.3, except to the extent that the Proposing Party utilises Enterprise Facilities as agreed or determined in accordance with clause 2.3(b).

(b)	A Proposing Party may utilise Enterprise Facilities in connection with a Sole Risk Project provided:

(i)	the Enterprise Facilities are not required or utilised, and are not reasonably expected to be required or utilised, for any Relevant Existing Project or reasonably expected projects, or have capacity in excess of that which is required or utilised, or expected to be required or utilised, for Relevant Existing Projects or reasonably expected projects; and

(ii)	to the extent a Proposing Party may utilise Enterprise Facilities in accordance with clause 2.3(b)(i), the Proposing Party and the relevant Enterprise Company must negotiate in good faith with a view to entering into a shared services agreement (“Shared Services Agreement”) with the Proposing Party pursuant to which the relevant Enterprise Company will allow utilisation of the Enterprise Facilities on reasonable arms’ length terms. The amount payable for use of the Enterprise Facilities should take into account the latent capacity of some or all of the Enterprise Facilities proposed to be used (including loss of option value) and any coordination costs.

(c)	The operation and management of the Sole Risk Project by the Proposing Party or its nominated subsidiary will be conducted such that:

(i)	the Proposing Party shall be the sole decision maker in respect of the Sole Risk Project, and will bear all risks associated with the Sole Risk Project;

(ii)	the Non-Proposing Party and the Strategic Council are not entitled to participate in any decision making regarding the Sole Risk Project except such decisions as may affect the Enterprise Facilities or that arise in connection with the Sole Risk Project Management Agreement;

(iii)	during the period of construction and operation of the Sole Risk Project, the Proposing Party or its nominated subsidiary will use reasonable endeavours to minimise interference with, or disruption to, the Enterprise and any Enterprise Project;

(iv)	the Non-Proposing Party is not entitled to receive any offtake arising from the Sole Risk Project in accordance with clause 2.7; and

(v)	the cost of the Sole Risk Project, including any payments under a Shared Services Agreement, will be borne by the Proposing Party in accordance with clause 2.8.

2.4	Conduct of Sole Risk Project operated by an Enterprise Company

(a)	If the Sole Risk Project is conducted in accordance with clause 2.2(d) or clause 2.2(e)(ii), the relevant Enterprise Company will operate and manage the Sole Risk Project in accordance with this clause 2.4 subject to the applicable Sole Risk Project Management Agreement, which must include a requirement that during the period of construction and operation of the Sole Risk Project, the Enterprise Company will use reasonable endeavours to minimise interference with, or disruption to, the Enterprise and any Enterprise Project;

(b)	The Enterprise Facilities may be utilised to conduct the Sole Risk Project to the extent that the Enterprise Facilities are not required or utilised, and are not reasonably expected to be required or utilised, for any Relevant Existing Project or reasonably expected projects, or have capacity in excess of that which is required or utilised, or expected to be required or utilised, for Relevant Existing Projects or reasonably expected projects;

(c)	the Non-Proposing Party shall not be entitled to receive any offtake arising from the Sole Risk Project in accordance with clause 2.7; and

(d)	the cost of the Sole Risk Project will be borne by the Proposing Party in accordance with clause 2.8.

2.5	Obligation to proceed with Sole Risk Project within certain period

If a Sole Risk Project has not commenced construction within 18 months of the time period specified in the proposed project terms, the Proposing Party cannot proceed without the approval of the Non-Proposing Party.

2.6	Rights to Enterprise tenement or concession rights

(a)	If the Sole Risk Project that is a New Project is conducted in accordance with clause 2.2(c) or clause 2.2(e)(i), the relevant Enterprise Company will use commercially reasonable endeavours to grant to the Proposing Party or its subsidiary, or secure the grant to that party of, a right to use the Enterprise land, tenement or concession rights, to the extent reasonably necessary to undertake the Sole Risk Project.

(b)	The Enterprise Company will, at the request of the Proposing Party, use commercially reasonable endeavours to excise the portion of the tenement or concession on customary terms, including by creation of a sublease, reasonably expected to contain the reserves and resources required for the Sole Risk Project.

(c)	If the existence of additional reserves or resources is established in the area that is the subject of a Sole Risk Project through further exploration (Additional Tonnes), the Proposing Party or Enterprise Company, as the case may be, will notify Alcoa and Alumina as soon as reasonably practicable. For the avoidance of doubt, any such Additional Tonnes will be assets of the Enterprise Company.

2.7	Rights to production arising from a Sole Risk Project

(a)	If the Sole Risk Project is conducted in accordance with clause 2.2(d) or clause 2.2(e)(ii), the Proposing Party may exclusively purchase all offtake, including any bauxite or alumina, produced from the Sole Risk Project at cost and the Non-Proposing Party shall not be entitled to receive any production from the Sole Risk Project and the Enterprise Company must enter into an offtake agreement with the Proposing Party to give effect to the offtake rights of the Proposing Party.

(b)	If the Sole Risk Project in accordance with clause 2.2(c) or clause 2.2(e)(i), the Proposing Party will exclusively hold the legal title to all production resulting from the Sole Risk Project in accordance with clause 2.7(a) and the Non-Proposing Party shall not be entitled to receive any production from the Sole Risk Project, and the Proposing Party will have the exclusive benefit of all property, plant and equipment built or acquired for the Sole Risk Project.

(c)	If the production from an Enterprise Project (including an Expansion Project) reduces following completion of construction of that Enterprise Project then, to the extent that such reduction occurs as a result of actions taken at the direction of:

(i)	the Proposing Party in connection with a Sole Risk Project, the offtake available to the Proposing Party will reduce; and

(ii)	an Enterprise Company in connection with an Enterprise Project, the offtake available to the Enterprise Company will reduce,

and to the extent that reduction occurs as a result of an event that neither the Proposing Party and Enterprise contribute to or which the Proposing Party and Enterprise each materially contribute to, then the offtake available to the Proposing Party and the Enterprise Company will reduce in proportion to the entitlement to offtake of each party.

(d)	The Proposing Party will have the exclusive benefit of all fixtures built or acquired for the Sole Risk Project with ownership of those fixtures residing with Enterprise Company.

(e)	The Enterprise will be entitled to use any unused capacity in infrastructure created by a Sole Risk Project, and the Proposing Party and the relevant Enterprise Company must negotiate in good faith with a view to entering into a shared infrastructure agreement (“Infrastructure Sharing Agreement”) with the Proposing Party pursuant to which the Proposing Party will allow utilisation of the infrastructure by the relevant Enterprise Company on reasonable arms’ length terms.

2.8	Allocation of costs of Sole Risk Project

(a)	The Proposing Party must:

(i)	bear the entire cost and liability of developing, conducting, operating, closing and remediating the Sole Risk Project;

(ii)	pay the relevant Enterprise Company a fair market value amount (“Fair Market Value”) for any resources consumed;

(iii)	pay any costs in connection with any proposed excising of a portion of the land, tenements or concession rights following a request by the Proposing Party under clause 2.6, including the costs to the Enterprise Company seeking and obtaining any Government consent required and any duty or tax payable;

(iv)	pay the relevant Enterprise Company its costs, including reasonably allocated overhead and any other agreed payments, for use of the relevant Enterprise Facilities;

(v)	if the construction or operation of the Sole Risk Project results or is likely to result in a temporary decrease in the output or capacity of the Enterprise, which would result in an unavoidable loss of sales of bauxite or alumina by the Enterprise Company, the Proposing Party must reimburse the Non-Proposing Party for such loss; and

(vi)	keep the relevant Enterprise Company and the Non-Proposing Party whole in respect of costs and liabilities arising from the Sole Risk Project, including any cost of bringing forward the closure date of an Enterprise Mine or Enterprise Refinery or otherwise reducing the value of the Enterprise Facilities (whether or not directly utilised for the Sole Risk Project).

(b)	For the purposes of this Exhibit D, Fair Market Value will be agreed by the Proposing Party and the Enterprise Company or, failing agreement, will be determined by the average of three valuations determined by three independent experts (“Valuers”):

(i)	based on the fact that the scheduled reserves and resources will be developed using the infrastructure assets available to the Enterprise;

(ii)	based on the quantity of scheduled reserves and resources, and other reasonably anticipated bauxite prospectivity, that the applicable feasibility study identifies as being scheduled for delivery to the Proposing Party as part of the Sole Risk Project and the timing for delivery of those tonnes in accordance with the delivery schedule set out in the applicable feasibility study, taking into account any reduction in mine life arising from the consumption of those reserves and resources; and

(iii)	each Valuer will value the transaction as between a willing but not anxious seller and a willing but not anxious buyer at arms length and have regard to all relevant matters including:

(A)	current and projected demand and supply conditions in the global bauxite market;

(B)	likely trends in bauxite quality specifications and pricing;

(C)	likely timing and scale of development and/or expansion of all relevant bauxite deposits;

(D)	quantum and nature of all relevant bauxite reserves and resources, including grade;

(E)	projected capital and operating costs of development (taking into account the location of the bauxite and in particular its proximity to relevant Enterprise Facilities) and/or expansion over project life;

(F)	the global competitiveness of relevant bauxite product; and

(G)	the party that will bear any stamp duty or equivalent duty arising in connection with the transaction concerned and the amount of that duty

2.9	Allocation of benefits of Sole Risk Project

Any production economies (including reductions in fixed and variable cost on a per unit basis) which result from the Sole Risk Project with respect to the Enterprise shall accrue to the Enterprise Company.

2.10	Sale or closure of Enterprise Mine or Enterprise Refinery

(a)	Subject to paragraph (b), if the Strategic Council or the relevant Enterprise Company proposes to sell, curtail or close an Enterprise Mine or Enterprise Refinery:

(i)	a related continuing Sole Risk Project will not be forced to close or curtail; and

(ii)	the sale of those assets, to the extent they relate to a Sole Risk Project, is not permitted without the consent of the Proposing Party,

unless there has been consultation with the Proposing Party in good faith to determine whether the Proposing Party could assume operation of the Enterprise Mine or Enterprise Refinery with the Proposing Party having the exclusive benefit of the operations, including the offtake and bearing the entire operating cost and liability of conducting the Enterprise Mine or Enterprise Refinery. If in this scenario, the Proposing Party does assume operation of the Enterprise Mine or Enterprise Refinery, liability for the closure costs will be borne by:

(iii)	the Enterprise, to the extent of the closure costs attributable to the Enterprise Mine or Enterprise Refinery (in each case, excluding any Sole Risk Project) in respect of the period prior to the date on which the Proposing Party assumed operation of the Enterprise Mine or Enterprise Refinery; and

(iv)	the Proposing Party, as regards the Sole Risk Project and to the extent of the closure costs attributable to the Enterprise Mine or Enterprise Refinery in respect of the period on and after the time from which the Proposing Party assumed control of the Enterprise Mine or Enterprise Refinery.

(b)	Any sale by the Enterprise Company of an Enterprise Mine or Enterprise Refinery that contains a Sole Risk Project must be subject to the purchaser recognising and agreeing to honour the rights and interests of the Proposing Party in respect of the Sole Risk Project and pursuant to these terms.

2.11	Indemnity

The Proposing Party must indemnify and keep indemnified the Non-Proposing Party and the relevant Enterprise Company against all claims and liabilities arising out of the existence, development and operation of any and all of its Sole Risk Projects, including any tax liability arising as a result of the transfer or sale of any offtake from the Enterprise Company to the Proposing Party and all claims and liabilities in connection with liability assumed by the Proposing Party under clause 2.10(a).

2.12	Transfer of Sole Risk Project

If a Proposing Party transfers all of its interest in the Enterprise Company to a person other than an affiliate, it will also transfer, to the acquirer of that interest, each Sole Risk Project.

SCHEDULE 1.01

DEFINITIONS

Any reference to a document also includes any variation, restatement, replacement or novation of that document.

“2004 Side Letter to the Charter” means the side letter to the Restated Charter dated December 30 1994 regarding Alcoa Aluminio S.A. bauxite and alumina and inorganic industrial chemicals interests and related matters.

“AAC” means Alcoa Alumina & Chemicals, L.L.C. (now known as Alcoa World Alumina, LLC).

“ACAH” means Alcoa Caribbean Alumina Holdings, L.L.C.

“ACAP-A” means ACAP Australia Pty Ltd.

“ACAP-S” means ACAP Singapore Pty Ltd.

“Affiliate of Alcoa” means any entity, directly or indirectly, controlling, controlled by, or under common control with Alcoa. Without limiting the generality of the foregoing, an entity shall be deemed to be in control of or to be controlled by another entity if such entity holds 50% or more of the outstanding voting equity interest in such other entity or such other entity holds 50% or more of its outstanding voting equity interest.

“Affiliate of Alumina” means any entity, directly or indirectly, controlling, controlled by, or under common control with Alumina. Without limiting the generality of the foregoing, an entity shall be deemed to be in control of or to be controlled by another entity if such entity holds 50% of more of the outstanding voting equity interest in such other entity or such other entity holds 50% or more of its outstanding voting equity interest.

“AIHC” means Arconic International Holding Company LLC.

“Alcoa” means Alcoa Inc., which was formerly known as Aluminum Company of America and formerly defined herein as “ACOA”. Any references to “ACOA” for or in connection with this Schedule 1.01 are taken to be references to “Alcoa”.

“Alcoa Distribution” means the “Distribution” as defined in the Settlement Agreement.

“Alcoa Distribution Date” means the “Distribution Date” as defined in the Settlement Agreement.

“Alumina” means Alumina Limited (A.C.N.004 820 419), which was formerly known as Western Mining Corporation Holdings Limited and formerly defined herein as “WMC.” Any references to “WMC” for or in connection with this Schedule 1.01 are taken to be references to “Alumina.”

“Alumina-D” means Alumina (USA) Inc.

“Alumina-F” means Westminer International Holdings Limited (A.C.N.006 840 731).

“Alumina Limited AWAC Offtake Agreements” means the Umbrella Offtake Agreement, the Alumina Limited – AWAC Bauxite Supply Agreement, dated as of September 1, 2016, by and among Alcoa of Australia Limited, Alcoa World Alumina LLC and Alumina Limited, and the Alumina Limited – AWAC Alumina Supply Agreement, dated as of September 1, 2016, by and among Alcoa of Australia Limited, Alcoa World Alumina LLC and Alumina Limited.

“AMJ” means Alcoa Minerals of Jamaica, Inc. or Alcoa Minerals of Jamaica, as required by the context in which they are used.

“A of A” means Alcoa of Australia, Ltd.

“ASCA” means ASC Alumina, Inc.

“Available Cash” means, in respect of an Enterprise Company other than Alcoa World Alumina LLC (unless such exclusion is mutually agreed by Alumina and Alcoa to be modified following significant portfolio changes), on the relevant Calculation Date the amount of the Cash Balances and Cash Equivalents of an Enterprise Company, less any projected negative Free Cash Flow of such Enterprise Company for the three months immediately following the relevant Calculation Date as reasonably and in good faith mutually estimated and agreed by Alcoa and Alumina under United States generally accepted accounting principles, less the Cash Threshold for such Enterprise Company.

“Bauxite and Alumina” means the worldwide exploration, searching and prospecting for, and the mining of bauxite and any other minerals and/or ores from which alumina or aluminum can or may be commercially produced.

“Business Day” means a day on which banks are open for general banking business in Melbourne, Australia and New York, New York (not being a Saturday, Sunday or public holiday in that place).

“Calculation Date” means, in respect of:

(a)	section 10(a) of the Restated Charter, the last Business Day of each Quarter; and

(b)	section 10(b) of the Restated Charter, each of January 31, April 30, July 31 and October 31.

“Cash Available for Loans” means cash on hand, demand deposits and financial investments that are convertible into cash, provided that this amount should be adjusted for expected cash requirements of such Enterprise Company for the one-month period immediately following the loan.

“Cash Balances and Cash Equivalents” means cash on hand, demand deposits and financial investments that are convertible in cash, less at call borrowings.

“Cash Flow from Operating Activities” means cash flow from operating activities, as determined in accordance with United States generally accepted accounting principles.

“Cash Threshold” means, in the case of:

(a)	A of A, US $85 million;

(b)	Alcoa World Alumina Brasil Ltda, US $35 million;

(c)	Alumina Espanola S.A., US $10 million;

(d)	AWA Saudi Limited, US $5 million;

(e)	Suralco, US $5 million,

or, in each case, such other amount as may be mutually agreed by Alumina and Alcoa in respect of the relevant Enterprise Company following an annual review, or in the case of Alcoa World Alumina LLC, significant portfolio changes.

“CBG” means Compagnie des Bauxites de Guinee

“C&L” means Coopers & Lybrand accounting firm.

“CEO’s” means Chief Executive Officers

“CERCLA” means Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C.Sec. 9601 et seq.

“Change of Control” of a party (the “Target”) means the acquisition of beneficial ownership, by any person or group of persons acting in concert with respect to the Target’s securities (the “Acquirer(s)”), in a single transaction or series of related transactions, by way of merger, scheme of arrangement, takeover or other business combination or purchase, of securities that result in the Acquirer(s) having beneficial ownership of more than 50% of the Target’s voting equity securities (an “Acquisition Transaction”); provided, however, that a Change of Control will be deemed not to have occurred if, immediately following such Acquisition Transaction:

(a)	the Original Target Shareholders continue to have an aggregate amount of beneficial ownership of at least 50% (“50% threshold”) of the voting equity securities of the Target (or the surviving company or Acquirer(s), as applicable), and

(b)	such beneficial ownership is solely attributable to the beneficial ownership of Target voting securities that they had as of immediately prior to the Acquisition Transaction (for example, if a shareholder holds shares of both the Target and the Acquirer(s), any beneficial ownership in the relevant post-transaction entity that is attributable to its pre-transaction ownership of the Acquirer(s) shall not count toward the 50% threshold).

“Competitor” means any person or entity engaged in the mining of bauxite or in the processing of alumina, inorganic chemicals, or production of primary aluminum, whether directly or indirectly through any company in which it holds, whether legally or beneficially, 10% or more of the issued capital or such number of shares in the issued capital or any class of shares in the issued capital which entitles it to 10% or more of the voting power of the shares in that company.

“Control” of a party means a party or group of parties acting in concert with respect to such first party’s securities:

(a)	directly or indirectly, more than 50% of the votes eligible to be cast at a general meeting of that party; or

(b)	the direct or indirect capacity to control the composition of that party’s board or similar governing body,

whether or not based on statutory, legal or equitable rights, and whether or not arising by means of a trust, agreement or the ownership of any interest in shares or stock of that entity, and “Controlled” has a corresponding meaning.

“Debt” means indebtedness for borrowed money owed to financial institutions, or evidenced by bills, bonds or notes issued to investors.

“Distribution” means a distribution by an Enterprise Company as determined under section 10 of the Restated Charter and payable to each Shareholder in respect of their shares in the Enterprise Company (and in equal amount per share for all of the Shareholders). All Distributions will be in the form of a dividend unless the Enterprise Company is prohibited by law from paying dividends, in which case the Distribution will be in the form of a capital return or other form as agreed by the relevant Shareholders.

“Distribution Date” has the meaning set forth in the Framework Agreement.

“EBDIAT” means earnings before depreciation, interest, amortization and taxes, including pre-tax income from the Enterprise Companies accounted for on an equity basis.

“Enterprise” means the contractual arrangement by which Alumina and Alcoa shall cause the Enterprise Companies to take actions in a coordinated manner, through which Alumina and Alcoa will combine their respective current interests in bauxite mining, alumina refining and the Alcoa non-metallurgical alumina operations as well as Alcoa’s shipping operations and certain integrated aluminum fabricating and smelting operations.

“Enterprise Companies” means those Affiliates of Alcoa or Alumina that own and operate the combination of Alcoa’s and Alumina’s respective current interests in bauxite mining, alumina refining and the Alcoa non-metallurgical alumina operations as well as Alcoa’s shipping operations and certain integrated aluminum fabricating and smelting operations, as more particularly described on Schedules 2.02 (a) to (d) of the Restated Formation Agreement.

“Enterprise Growth Project” means any proposed or potential growth project within the Enterprise, including, but not limited to, any acquisition of assets or interests, any Expansion, or any other project within the Enterprise that is reasonably expected to benefit the Enterprise or any Enterprise Company.

“Enterprise Mine” means all bauxite mines which the Enterprise Controls, directly or indirectly, including but not limited to Huntly, Willowdale, and Juruti.

“Enterprise Refinery” means all alumina refineries which the Enterprise Controls, directly or indirectly, including but not limited to the Kwinana, Pinjarra, Wagerup, Sao Luis, San Ciprian, Paranam/Suralco, and Point Comfort refineries.

“EST” means Eastern Standard Time.

“Exclusivity End Date” means the date on which the amendments set out at Exhibit B of the Restated Charter commence.

“Expansion” means any project within the Enterprise, the purpose of which is:

(a)	the expansion of an existing Enterprise operation, facility or venture, including any mine or refinery; or

(b)	the development of a new mine, refinery or other operation or facility.

“Financial Protocol” means Schedule 2.06 to the Restated Formation Agreement.

“Financial Year” means the period from 1 January to 31 December in each year. The first half of the Financial Year means the period from 1 January to the next 30 June in each year, and the second half of the Financial Year means the period from 1 July to the next 31 December in each year.

“Formation Date” means the date the Enterprise is formed.

“Framework Agreement” means the Framework Agreement entered into between, amongst others, Alcoa and Alumina and executed on or around the date of execution of this restated document.

“Free Cash Flow” means Cash Flow from Operating Activities, less Sustaining Capital Expenditure.

“GAAP” means generally accepted accounting principles of the United States.

“Heads of Agreement” or “HOA” means the Heads of Agreement dated July 6, 1994 between Alcoa and Alumina, as supplemented by a Supplemental Agreement to Heads of Agreement.

“ICD” means the Industrial Chemicals Division.

“Integrated Operations” means those certain primary aluminum smelting, aluminum fabricating, gold mining and refining operations Alcoa facilities that exist as of the formation of the Enterprise and are run as part of an integrated operation at certain of the locations included within the Enterprise.

“Insolvency Event” means the happening of any of the following events in respect of a person or entity:

(a)	it is unable to pay its debts as and when they become due and payable;

(b)	a meeting is convened by its directors or equity holders to place it into voluntary liquidation or to appoint an administrator;

(c)	(i) it makes an application to a court of competent jurisdiction for its winding up or (ii) any other person makes an application to a court of competent jurisdiction for its winding up and such application is not stayed, withdrawn or dismissed within forty-five (45) days;

(d)	an order by a court of competent jurisdiction is made for it to be wound up;

(e)	the appointment of a controller for a substantial portion of its assets;

(f)	it proposes to enter into or enters into any form of compromise or arrangement (formal or informal) with, or assignment for the benefit of, its creditors or any of them, including a filing for Chapter 11 protection under US law or a deed of company arrangement;

(g)	an involuntary proceeding shall be commenced seeking relief in respect of it, or of a substantial portion of its assets, under Chapter 11 of the Bankruptcy Reform Act of 1978 or any other applicable debtor relief law and such proceeding shall continue undismissed for forty-five (45) days; or

(h)	it files for protection under Chapter 11 of the Bankruptcy Reform Act of 1978 or any other applicable debtor relief law; or

(i)	anything having a substantially similar effect to any of the events specified in paragraphs (a) to (h) above inclusive happens to it under the law of any jurisdiction.

“LIBOR” means the rate expressed as a percentage per annum, which is the arithmetic mean of the respective rates quoted as at 11:00 a.m. London time on the date a payment is due to be paid, on the page designated LIBOR on the Reuters Monitor Money rate service for U.S. dollar deposits for 30 days.

“Licensed Technology” means Alcoa technology related to the development, processing, manufacture, application or use of the products and services related in any way to the scope of Enterprise Companies and granted to AAC & ACAH.

“Liquidating Events” means those events identified in Section 14.2 of the LLC Agreement.

“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of AAC, unless the context indicates otherwise.

“Manager” means Alcoa, any Affiliate of Alcoa, or nominees of Alcoa acting as manager and/or operator of an Enterprise Company from time to time.

“MRN” means Mineracao Rio do Norte S.A.

“Net Profits” means the profits of the applicable Enterprise Company after making reasonable and adequate provisions for depreciation, bad debts and local taxes.

“Original Target Shareholders” means the individual beneficial owners of voting equity securities of Target as of immediately prior to the relevant Acquisition Transaction; provided, however, that Acquirer(s) (including any of their Related Bodies Corporate) in the Acquisition Transaction shall not constitute Original Target Shareholders.

“Permitted Subsidiary Debt Basket” means the maximum aggregate amount of Debt permitted to be incurred by the AWAC entities and other subsidiaries of Alcoa that are not loan parties under the Revolving Facility pursuant to the terms thereof.

“Property” means all real and personal property acquired by AAC and any improvements thereto, and shall include both tangible and intangible property.

“Quarter” means each period of three months ending on 31 March, 30 June, 30 September and 31 December in each Financial Year (or such lesser period ending on the date of termination of this document in accordance with its terms).

“Related Bodies Corporate” has the meaning given in the Corporations Act 2001 (Cth).

“Restated Charter” means the Charter of the Strategic Council of the Alcoa/Alumina Worldwide Alumina/Chemicals Enterprise originally dated December 21, 1994 between Alcoa and Alumina, as amended and restated with effect on and from the Alcoa Distribution Date pursuant to the Framework Agreement.

“Restated Formation Agreement” means the Worldwide Alumina/Chemicals Enterprise Formation Agreement originally dated December 21, 1994 among Alcoa, Alumina, ASCA, AIHC, Alumina-D and Alumina-F, as amended and restated with effect on and from the Alcoa Distribution Date pursuant to the Framework Agreement.

“Restated May 1995 Letter” means the letter agreement between Alcoa (formerly known as “Aluminum Company of America”) and Alumina (formerly known as “Western Mining Corporation Holdings Limited”) dated 16 May 1995 regarding certain restrictions on the transfer of interests in the Enterprise Companies, as amended and with effect on and from the Alcoa Distribution Date pursuant to the Framework Agreement.

“Revolving Facility” means the revolving credit facility of Alcoa Nederland Holding B.V. (the “Revolving Facility Borrower”) in place from time to time, as it may be amended, amended and restated, supplemented, modified, replaced or refinanced, pursuant to which the Revolving Facility Borrower may obtain revolving borrowings from the lenders party thereto.

“Scope of Company” means the object and purpose for which the limited liability company was formed.

“Scope of the Enterprise” means those businesses and related activities identified in Section 5 of the Restated Charter.

“Settlement Agreement” means the Settlement and Release Agreement entered into between Alcoa, Alcoa Australian Holdings Pty. Ltd, Arconic International Holding Company, ASCA, Reynolds Metals Company, Reynolds Metals Exploration, Inc. Alcoa, Alcoa Upstream Corporation, Alumina, Alumina (USA) Inc., and Alumina International Holdings Pty. Limited dated September 1, 2016.

“Shareholder” means a holder of common shares, ordinary shares, limited liability company interests or similar equity interests in an Enterprise Company.

“Sole Risk Project” has the meaning given in clause 3.2 of Exhibit F of the Restated Charter.

“Stock Exchange” means New York Stock Exchange.

“Strategic Council” means the council formed by Alcoa and Alumina to coordinate the activities of the Enterprise.

“Suralco” means both Suriname Aluminum Company LLC (USA) and N.V. Alcoa Minerals of Suriname (Netherlands).

“Sustaining Capital Expenditure” means any capital expenditure excluding capital expenditure for the purpose of any Enterprise Growth Project.

“Target Enterprise Debt Level” means 50% of the Permitted Subsidiary Debt Basket applicable as at the commencement of the Revolving Facility, provided that:

(a)	if the Permitted Subsidiary Debt Basket is increased for any reason, including in connection with any renewal, replacement or amendment to the Revolving Facility, this amount is increased to 50% of that increased Permitted Subsidiary Debt Basket;

(b)	if the Revolving Facility expires, terminates or ceases for any reason, the Target Enterprise Debt Level applicable immediately prior to the time the Revolving Facility expires, terminates or ceases, will continue to apply, subject to (as applicable) paragraphs (a) and (c); or

(c)	if Alcoa achieves an investment grade credit rating from either Moody’s and/or Standard & Poors, the Target Enterprise Debt Level is taken to be the greater of:

(i)	the Target Enterprise Debt Level, applicable immediately prior to Alcoa achieving such a credit rating; and

(ii)	US $200 million, when permissible under the Revolving Facility.

“Tax Protocol” means the Tax Protocol attached to the LLC Agreement as Exhibit A, as such Tax Protocol may be revised by the Members from time to time, which outlines the tax accounting procedures and related information for AAC.

“Total Capital” means the sum of debt (net of cash) plus any minority interest plus shareholder equity.

“Umbrella Offtake Agreement” means the AWAC Umbrella Offtake Specifications Agreement by and among Alcoa of Australia Limited, Alcoa World Alumina LLC, Alumina Limited and Alcoa Inc., dated as of September 1, 2016.